Pioneer Ibbotson Moderate Allocation VCT Portfolio

SCHEDULE OF INVESTMENTS 3/31/10 (UNAUDITED)

Shares		Value
	MUTUAL FUNDS - 99.9%	
	NON-PIONEER FUNDS - 20.5%	
361,067	AIM Global Real Estate Fund Institutional Class	$ 3,440,968
422,093	AIM Global Small & Mid Cap Growth Fund Institutional Class	7,124,924
292,091	AIM International Growth Fund Institutional Class	7,422,020
265,154	AIM Trimark Small Companies Fund Institutional Class	4,046,250
258,771	BlackRock Fundamental Growth Fund Institutional Class	5,343,628
192,335	BlackRock International Index Fund Institutional Class	2,127,228
175,844	BlackRock Value Opportunities Fund Institutional Class	2,936,594
718,270	Oppenheimer Commodity Strategy Total Return Fund Class Y	2,442,119
999	Oppenheimer Main Street Small-Cap Fund Class Y	18,895
	TOTAL INVESTMENTS IN NON-PIONEER FUNDS (Cost $36,687,215)	$ 34,902,626
	PIONEER FUNDS - 79.4%	
2,765,054	Pioneer Bond Fund Class Y	$ 25,576,748
341,204	Pioneer Cullen Value Fund Class Y	5,913,063
454,288	Pioneer Disciplined Growth Fund Class Y	4,429,313
432,234	Pioneer Disciplined Value Fund Class Y	3,846,885
156,366	Pioneer Emerging Markets Fund Class Y	4,518,986
151,667	Pioneer Equity Income Fund Class Y	3,453,467
240,170	Pioneer Floating Rate Fund Class Y	1,635,561
347,714	Pioneer Fund Class Y	13,094,918
359,942	Pioneer Fundamental Growth Fund Class Y	3,955,765
543,769	Pioneer Global Equity Fund Class Y	5,144,059
1,015,032	Pioneer Global High Yield Fund Class Y	10,058,969
160,846	Pioneer Growth Opportunities Fund Class Y	4,080,673
411,349	Pioneer High Yield Fund Class Y	3,887,250
20,067	Pioneer Independence Fund Class Y	204,082
129,961	Pioneer International Value Fund Class Y	2,474,448
325,000	Pioneer Mid-Cap Value Fund Class Y	6,548,757
8,742	Pioneer Oak Ridge Large Cap Growth Fund Class Y	102,103
213,734	Pioneer Real Estate Shares Fund Class Y	3,774,543
807,668	Pioneer Research Fund Class Y	6,978,251
131,770	Pioneer Select Mid Cap Growth Fund Class Y	2,087,235
2,072,566	Pioneer Short Term Income Fund Class Y	19,917,361

Shares		Value
	PIONEER FUNDS - (continued)	
310,599	Pioneer Strategic Income Fund Class Y	$ 3,304,770
8,293	Pioneer Value Fund Class Y	92,877
	TOTAL INVESTMENTS IN PIONEER FUNDS (Cost $129,135,641)	$ 135,080,084
	TOTAL INVESTMENTS IN SECURITIES - 99.9% (Cost $165,822,856) (a)	$ 169,982,710
	OTHER ASSETS AND LIABILITIES - 0.1%	$ 85,569
	TOTAL NET ASSETS - 100.0%	$ 170,068,279

(a) At March 31, 2010, the net unrealized gain on investments based on cost for federal tax purposes of $165,822,856 was as follows:

Aggregate gross unrealized gain for all investments in which there is an excess of value over tax cost	$ 11,017,696
Aggregate gross unrealized loss for all investments in which there is an excess of tax cost over value	(6,857,842)
Net unrealized gain	$ 4,159,854

Various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

Highest priority is given to Level 1 inputs and lowest priority is given to Level 3.

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining fair value of investments)

The following is a summary of the inputs used as of March 31, 2010, in valuing the Fund's assets:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$169,982,710	$ -	$ -	$169,982,710
Total	$169,982,710	$ -	$ -	$169,982,710

SCHEDULE OF INVESTMENTS 3/31/10 (UNAUDITED)

Shares		Value
	MUTUAL FUNDS - 99.9%	
	NON-PIONEER FUNDS - 24.0%	
596,962	AIM Global Real Estate Fund Institutional Class	$ 5,689,050
798,805	AIM Global Small & Mid Cap Growth Fund Institutional Class	13,483,836
313,470	AIM International Growth Fund Institutional Class	7,965,278
640,128	AIM Trimark Small Companies Fund Institutional Class	9,768,353
534,997	BlackRock Fundamental Growth Fund Institutional Class	11,047,697
375,625	BlackRock International Index Fund Institutional Class	4,154,416
323,911	BlackRock Value Opportunities Fund Institutional Class	5,409,319
1,341,349	Oppenheimer Commodity Strategy Total Return Fund Class Y	4,560,586
	TOTAL INVESTMENTS IN NON-PIONEER FUNDS (Cost $67,225,474)	$ 62,078,535
	PIONEER FUNDS - 75.9%	
2,783,566	Pioneer Bond Fund Class Y	$ 25,747,984
697,770	Pioneer Cullen Value Fund Class Y	12,092,353
759,966	Pioneer Disciplined Growth Fund Class Y	7,409,673
655,913	Pioneer Disciplined Value Fund Class Y	5,837,623
399,089	Pioneer Emerging Markets Fund Class Y	11,533,680
399,360	Pioneer Equity Income Fund Class Y	9,093,416
520,336	Pioneer Fund Class Y	19,595,852
834,111	Pioneer Fundamental Growth Fund Class Y	9,166,878
1,090,197	Pioneer Global Equity Fund Class Y	10,313,265
850,815	Pioneer Global High Yield Fund Class Y	8,431,578
4,211	Pioneer Government Income Fund Class Y	41,356
336,756	Pioneer Growth Opportunities Fund Class Y	8,543,494
529,531	Pioneer High Yield Fund Class Y	5,004,068
34,912	Pioneer Independence Fund Class Y	355,060
401,734	Pioneer International Value Fund Class Y	7,649,020
711,485	Pioneer Mid-Cap Value Fund Class Y	14,336,420
42,674	Pioneer Oak Ridge Large Cap Growth Fund Class Y	498,430
6,994	Pioneer Oak Ridge Small Cap Growth Fund Class Y	169,522
417,003	Pioneer Real Estate Shares Fund Class Y	7,364,281
1,252,651	Pioneer Research Fund Class Y	10,822,907
225,034	Pioneer Select Mid Cap Growth Fund Class Y	3,564,534

Shares		Value
	PIONEER FUNDS - (continued)	
1,688,889	Pioneer Short Term Income Fund Class Y	$ 16,230,225
237,393	Pioneer Strategic Income Fund Class Y	2,525,864
47,361	Pioneer Value Fund Class Y	530,438
	TOTAL INVESTMENTS IN PIONEER FUNDS (Cost $190,134,884)	$ 196,857,921
	TOTAL INVESTMENTS IN SECURITIES - 99.9% (Cost $257,360,358) (a)	$ 258,936,456
	OTHER ASSETS AND LIABILITIES - 0.1%	$ 319,842
	TOTAL NET ASSETS - 100.0%	$ 259,256,298

(a) At March 31, 2010, the net unrealized gain on investments based on cost for federal tax purposes of $257,360,358 was as follows:

Aggregate gross unrealized gain for all investments in which there is an excess of value over tax cost	$ 18,159,497
Aggregate gross unrealized loss for all investments in which there is an excess of tax cost over value	(16,583,399)
Net unrealized gain	$ 1,576,098

Various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

Highest priority is given to Level 1 inputs and lowest priority is given to Level 3.

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining fair value of investments)

The following is a summary of the inputs used as of March 31, 2010, in valuing the Fund's assets:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$258,936,456	$ -	$ -	$258,936,456
Total	$258,936,456	$ -	$ -	$258,936,456